UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

NxStage Medical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

67072V103

(CUSIP Number)

Ivy Dodes

Credit Suisse

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67072V103	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse, on behalf of the Credit Suisse First Boston business unit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER See Item 5.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER See Item 5.
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER See Item 5.
WITH	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK, HC

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Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, $0.001 par value per share (the “Shares”), of NxStage Medical, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 439 South Union Street, 5th Floor, Lawrence, Massachusetts 01843.

Item 2.	Identity and Background.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company. CSFB-USA is the sole member of Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies. CSFB LLC is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

Sprout Capital IX, L.P. (“Sprout IX”), Sprout Capital VIII, L.P. (“Sprout VIII”), Sprout Capital VII, L.P. (“Sprout VII”), Sprout CEO Fund, L.P. (“Sprout CEO”), Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”), Sprout IX Plan Investors, L.P. (“IX Plan”), Sprout Plan Investors, L.P. (“Plan Investors”), Sprout Venture Capital, L.P. (“Sprout Venture”) and DLJ ESC II, L.P. (“ESC II”) are Delaware limited partnerships which make investments for long term appreciation. DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CSFB-USA, acts as a venture capital partnership management company. DLJCC is the general partner of Sprout CEO, Sprout Entrepreneurs and Sprout Venture and the managing general partner of Sprout IX, Sprout VIII and Sprout VII and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout IX, Sprout VIII, Sprout VII, Sprout CEO, Sprout Entrepreneurs and Sprout Venture. DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates IX. DLJ Associates VIII, L.P. (“Associates VIII”), a Delaware limited partnership, is a general partner of Sprout VIII and in accordance with the terms of the relevant partnership agreement, does not

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participate in investment decisions made on behalf of Sprout VIII. DLJ Capital Associates VIII, Inc. (“DLJCA VIII”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates VIII. DLJ Associates VII, L.P. (“Associates VII”), a Delaware limited partnership, is a general partner of Sprout VII and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout VII. DLJ Capital Associates VII, Inc. (“DLJCA VII”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates VII. DLJ LBO Plans Management Corporation (“DLJLBO”), a Delaware corporation, is the general partner of ESC II and, as such, is responsible for its day-to-day management. DLJLBO makes all of the investment decisions on behalf of ESC II. DLJLBO is an indirect wholly-owned subsidiary of CSFB-USA. DLJ LBO Plans Management Corporation II (“DLJLBO II”), a Delaware corporation, is the general partner of IX Plan and Plan Investors and, as such, is responsible for their day-to-day management. DLJLBO II makes all of the investment decisions on behalf of IX Plan and Plan Investors. DLJLBO II is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), a Delaware corporation, which, in turn, is a wholly-owned subsidiary of CSFB-USA. CSFB Fund Co-Investment Program, L.P. ("CSFB Fund") is a Delaware limited partnership. DLJ MB Advisors, Inc. (“DLJMB”), an indirect, wholly-owned subsidiary of CSFB-USA, serves as an investment advisor to CSFB Fund. The address of the principal business and office of each of Sprout IX, Sprout VIII, Sprout VII, Sprout CEO, Sprout Entrepreneurs, IX Plan, Plan Investors, Sprout Venture, ESC II, DLJCC, Associates IX, DLJCA IX, Associates VIII, DLJCA VIII, Associates VII, DLJCA VII, DLJLBO, DLJLBO II, CSFBPE, CSFB Fund and DLJMB is Eleven Madison Avenue, New York, New York 10010. Sprout IX, Sprout VIII, Sprout VII, Sprout CEO, Sprout Entrepreneurs, IX Plan, Plan Investors, Sprout Venture, ESC II, DLJCC and CSFB Fund are collectively referred to as the “Purchasing Entities.” The Purchasing Entities, Associates IX, DLJCA IX, Associates VIII, DLJCA VIII, Associates VII, DLJCA VII, DLJLBO, DLJLBO II, CSFBPE and DLJMB are collectively referred to as the “CSFB Entities.”

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG has three distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse business unit (the “Credit Suisse business unit”) and the Winterthur business unit (the “Winterthur business unit”). The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland. The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

The Bank is comprised of what were formerly known as Credit Suisse First Boston and Credit Suisse, each a Swiss bank, which were merged on May 13, 2005. The operations of the Bank consist principally of the Credit Suisse and CSFB business units.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management, the Credit Suisse business unit and the Winterthur business unit disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is

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conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, DLJCC, DLJCA IX, DLJCA VIII, DLJCA VII, DLJLBO, DLJLBO II, CSFBPE and DLJMB are set forth on Schedules A-1 through A-12 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-12 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•

CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•

CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting

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arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission’s (“SEC”) complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASD Inc. (“NASD”) rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•

CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

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•

CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

•

CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.	Source and Amounts of Funds.

Between April 1, 1999 and July 8, 2005, pursuant to stock purchase agreements and preferred stock purchase agreements between the Company and the Purchasing Entities prior to the Company’s initial public offering, the Company issued and the Purchasing Entities acquired 1,090,529 Shares, 1,128,730 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”), 722,827 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”), 1,675,042 shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”), 987,552 shares of Series E Convertible Preferred Stock (the “Series E Preferred Stock”), 1,232,044 shares of Series F Convertible Preferred Stock (the “Series F Preferred Stock”) and 335,751 shares of Series F-1 Convertible Preferred Stock (the “Series F-1 Preferred Stock”, and together with the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, the “Preferred Stock”), and warrants to purchase 96,466 shares of Series D Preferred Stock of the Company at an initial exercise price of $5.21 per share to expire on November 22, 2005 (subsequently extended to expire on May 31, 2006) (the “Warrants”), for an aggregate purchase price of $35,702,855 (the “Pre-IPO Transactions”). The following chart breaks out the Pre-IPO Transactions by Purchasing Entity, showing the amount of Shares, Preferred Stock and Warrants acquired by each Purchasing Entity.

Purchasing Entity	Shares	Series B Preferred Stock	Series C Preferred Stock	Series D Preferred Stock	Series E Preferred Stock	Series F Preferred Stock	Series F-1 Preferred Stock	Warrants
Sprout IX	0	0	0	1,559,935	326,824	412,180	131,174	0
Sprout VIII	0	981,202	628,353	0	354,895	447,582	142,440	84,357
Sprout VII	931,958	0	0	0	195,256	0	0	0
Sprout CEO	10,849	0	0	0	2,273	0	0	0
Sprout Entrepreneurs	0	0	0	6,148	1,288	1,624	517	0
IX Plan	0	0	0	90,049	18,866	23,793	7,572	0
Plan Investors	0	0	0	0	0	38,788	12,344	0
Sprout Venture	0	58,872	37,732	0	21,300	26,863	8,549	5,061

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ESC II	0	85,383	54,646	0	30,756	0	0	6,768
DLJCC	147,722	3,273	2,096	18,910	36,094	6,489	2,065	280
CSFB Fund	0	0	0	0	0	274,725	31,090	0

In the Pre-IPO Transactions, the Purchasing Entities purchased the Shares for $1.48 per share, the Series B Preferred Stock for $2.67 per share, the Series C Preferred Stock for $5.21 per share, the Series D Preferred Stock for $5.97 per share, the Series E Preferred Stock for $5.97 per share, the Series F Preferred Stock for $7.28 per share and the Series F-1 Preferred Stock for $7.28 per share. The Warrants were received at no cost in conjunction with a November 22, 2000 bridge loan from Sprout VIII, Sprout Venture, ESC II and DLJCC to the Company, which the Company paid back in full, with interest, on May 24, 2001.

In addition, on December 31, 1998, 10,000 Shares were issued to DLJCC for consulting services rendered by DLJCC to the Company, and 7,312 Shares were issued to Dr. Philippe O. Chambon for his services as a director of the Company, which Dr. Chambon subsequently transferred to DLJCC, of which he was a managing director. The aggregate 17,312 Shares issued to DLJCC and Dr. Chambon on December 31, 1998 had an aggregate value of $4,328 at the time such Shares were issued to DLJCC and Dr. Chambon.

Immediately prior to the time the registration statement filed in connection with the Company’s initial public offering became effective, the Company effected a 1-for-1.3676 reverse stock split which, pursuant to the terms of the Warrants, resulted in the increase in the exercise price of the Warrants to $7.13 per share and the decrease in the aggregate number of Shares into which the Warrants held by the Purchasing Entities are exercisable to 70,533 Shares.

On October 27, 2005, in connection with the Company’s initial public offering, certain of the Purchasing Entities purchased 187,035 Shares for an aggregate purchase price (exclusive of commission) of $1,870,350 (the “IPO Transactions”). The following chart breaks out the IPO Transactions by Purchasing Entity, showing the amount of Shares acquired by each Purchasing Entity.

Purchasing Entity	Shares
Sprout IX	77,396
Sprout VIII	84,044
Sprout VII	6,219
Sprout CEO	72
Sprout Entrepreneurs	305
IX Plan	4,468
Plan Investors	1,628
Sprout Venture	5,044
ESC II	5,655
DLJCC	2,204

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Also in connection with the Company’s initial public offering, all of the Preferred Stock held by the Purchasing Entities was mandatorily converted into 4,698,154 Shares at a conversion ratio of 0.7312 Shares for each share of Preferred Stock, except that the Series F Preferred Stock and Series F-1 Preferred Stock were converted at a conversion ratio of 0.89133 Shares for each share of Series F Preferred Stock and Series F-1 Preferred Stock.

The funds used by the Purchasing Entities to make the acquisitions described above were obtained from capital contributions by their partners and from direct capital commitments by DLJCC, ESC II, IX Plan, Plan Investors and Sprout Venture.

Item 4.	Purpose of Transaction.

The Purchasing Entities made their purchases in the Pre-IPO Transactions and IPO Transactions for investment purposes and, through representation on the Company's board of directors, to influence the management policies and control of the Company with the aim of increasing the value of the Company and the Purchasing Entities’ investment.

The Purchasing Entities intend to optimize the value of their investments and, therefore, will review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Purchasing Entities may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

Except as set forth herein, each of the Reporting Person and the Purchasing Entities has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           As of December 16, 2005, the Reporting Person may be deemed to beneficially own an aggregate of 5,765,773 Shares, consisting of (i) 1,941,301 Shares held directly by Sprout IX, (ii) 2,046,353 Shares and 61,681 Warrants held directly by Sprout VIII, (iii) 830,437 Shares held directly by Sprout VII, (iv) 9,666 Shares held directly by Sprout CEO, (v) 7,648 Shares held directly by Sprout Entrepreneurs, (vi) 112,061 Shares held directly by IX Plan, (vii) 47,203 Shares held directly by Plan Investors, (viii) 122,817 Shares and 3,700 Warrants held directly by Sprout Venture, (ix) 130,532 Shares and 4,948 Warrants held directly by ESC II, (x) 174,641 Shares and 204 Warrants held directly by DLJCC and (xi) 272,581 Shares held directly by CSFB Fund.

Accordingly, the Reporting Person may be deemed to beneficially own 27.2% of the outstanding Shares of the Company.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-12 attached hereto, beneficially owns any additional Shares.

(b)           With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to

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direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CSFBI, CSFB-USA, CSFB LLC and the CSFB Entities.

(c)           Except as described in Item 3, no transactions in the Shares were effected by the Reporting Person and its subsidiaries during the period beginning 60 days prior to December 16, 2005.

(d)           No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC or the CSFB Entities.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Sprout VIII, Sprout Venture, DLJCC, Sprout Entrepreneurs, Sprout IX, IX Plan and Plan Investors (the “Lock-Up Participants”) entered into an agreement dated July 14, 2005 (the “Lock-Up Agreement”) with the representatives of the underwriters pursuant to which such Lock-Up Participants agreed, subject to certain exceptions, not to directly or indirectly (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Shares or any securities convertible into or exchangeable or exercisable for any Shares (collectively, the “Lock-Up Securities”) or (b) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, in each case for a period 180 days from the date of the underwriting agreement executed in connection with the Company’s initial public offering, without the prior written consent of the representatives of the underwriters.

Item 7.	Material to be filed as Exhibits.

A copy of the Lock-Up Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2005

CREDIT SUISSE, on behalf of the CREDIT SUISSE FIRST BOSTON BUSINESS UNIT.

By:	/s/ Ivy Dodes

Name: Ivy Dodes

Title: Managing Director

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SCHEDULE A-1

EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer	United States
Paul Calello	Two Exchange Square 8 Connaught Place Central Hong Kong People’s Republic of China	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States
Tony Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	President	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Global and Investment Banking Division, Head of the Global Mergers and Acquisitions Group	United States
John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of the Fixed Income Division	United States
James E. Kreitman	One Cabot Square, London E14 4QJ, Great Britain	Co-Head of the Equity Division	United States

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Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman and Chief Client Officer	Nigeria
Michael Philipp	One Cabot Square, London E14 4QJ, Great Britain	Chairman and Chief Executive Officer of CSFB Europe, Middle East and Africa	United States
Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Global Corporate and Investment Banking Division	United States

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SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Neil D. Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

14

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Neil D. Radey	One Madison Avenue New York, NY 10010 USA	General Counsel	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

15

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Neil D. Radey	One Madison Avenue New York, NY 10010 USA	General Counsel	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

16

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Robert Finzi	3000 Sand Hill Road Building 3 Menlo Park, CA 94025 USA	Director and Co-Chairman	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Director and Co-Chairman	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Director	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

17

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	3000 Sand Hill Road Building 3 Menlo Park, CA 94025 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

18

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES VIII, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates VIII, Inc. The business address of DLJ Capital Associates VIII, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Director and Vice President	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Director and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

19

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES VII, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates VII, Inc. The business address of DLJ Capital Associates VII, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Director and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

20

SCHEDULE A-9

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and President	United States
Joseph F. Huber	Eleven Madison Avenue New York, NY 10010 USA	Director and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

21

SCHEDULE A-10

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION II

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Director and Senior Vice President	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Director	United States
Joseph F. Huber	Eleven Madison Avenue New York, NY 10010 USA	Director	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

22

SCHEDULE A-11

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Director and Chief Operating Officer Funds Management	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and Chief Operating Officer	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

23

SCHEDULE A-12

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MB ADVISORS, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ MB Advisors, Inc. The business address of DLJ MB Advisors, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and Chairman	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Director and Senior Vice President	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Steven Rattner	Eleven Madison Avenue New York, NY 10010 USA	Director	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

24